Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

Transcript of excerpts from a presentation made by General Electric Company on October 29, 2003 at 12:00 p.m. EST.

The following transcript contains forward looking statements as discussed more fully below.

RICHARD WACKER, VP OF INVESTOR COMMUNICATIONS: OK. Good afternoon. If we could take our seats we’ll get started.

We want to welcome you to our investor meeting, which, as you know, when we originally scheduled, it was to focus our Financial Services businesses and we will indeed do that. But since we scheduled it we also announced a couple of pretty good transactions for the company.

We’re going to take a little time today, we’ve asked Joe Hogan to join us as well, to cover a little bit more context around the Amersham transaction. And so we’ll do that first and then we’ll dive into the Financial Services update.

As always, we are webcasting this meeting. The materials that are being passed out in the room are also available on the web site. If you don’t see them, please refresh your browser and you’ll be able to download those if you want to take notes as we go along.

We will be pushing the slides as we go.

The presentations, as usual, have forward-looking statements based on our best view of the world and our businesses as we see them today. The, as always, those can change and we ask that you interpret that in this light.

In addition, with the requirements of the U.K. takeover code in connection with the Amersham transaction, in those documents we’ve also made additional disclosures and footnotes that are important and we ask you to please look at those carefully.

So without further ado let me turn it over to Keith Sherin the CFO of GE.

KEITH SHERIN, SVP FINANCE & CFO, GENERAL ELECTRIC: You’re a little quicker here.

Good afternoon, everyone. I’d like to welcome you to our investor meeting today. We’re going to give you a quick update on GE and then jump into the business presentations.

I’m going to start with just a couple of charts about the company. First, from an update perspective, we don’t have any new news on the fourth quarter.

We’re reaffirming what we said in the third quarter earnings call a few weeks ago for the fourth quarter. We’re going to have 10 out of 13 businesses up double digits so good broad based growth.

The reported earnings are going to up about 45%. We’re obviously not expecting a repeat of the reinsurance charges we had last year. The operations are on track and we like the run rates that we have right now as we leave ’03 and go into ’04. So reaffirming our guidance.

Second thing I just wanted to give you a quick update on China as one of our initiatives. We were in China last week and I’ll show you a couple of pages about how the company’s performing and operating in China.

We’re going to give you a lot of discussion about how we’re transforming the portfolio today. Obviously the NBC Universal transaction and the Amersham transaction are quite transforming in terms of what they do for our portfolio.

Jim Parke is also going to talk to you about some of the insurance transactions that we’ve actually completed and that’s really helping us to show that we’re changing the portfolio. We’re investing in the higher growth, higher return segments and we’re divesting at a lower return, lower growth activity, so.

And then you’re going to get a full look at GE Capital. Jim Parke is going to give you a nice overview. Jim Colica is going to cover risk and then Mike and Dave and the teams are going to take you through consumer commercial finance, which is where we’re allocating the capital in our strategic priority.

Just a little bit about China. This is a picture of our tech center that opened in Shanghai officially last week. We were there for a couple of days. We opened up a medical facility in Beijing then we opened up the tech center in Shanghai. It’s about as nice GE facility as we have. We had a couple of members of our Board with us to help us with that.

And it’s pretty exciting about how this helps us to grow in China.

And here’s a chart about how we’re performing. On the left side you can see our sales into China. This year we’re going to be about $2.6 billion of revenue in to China. Everything that the country is doing in terms of growth fits with GE.

You know, they’re growing their power infrastructure to build their capability. They’re increasing the number of planes they’re going to buy. They’re building new airports. They’re improving their healthcare system. So everything about the infrastructure build, the commitment to WTO and the opening of China with the 2008 Olympics that NBC is going to broadcast, gives us tremendous presence and our products and services are winning there.

You can see that the growth has been tremendous, almost 50% a year. And we expect that to continue with the more than 50% win of the bundled buy in the gas turbine area, the exclusive selection on the regional jet, the ARJ21 in China for aircraft engines.

We’re really have a tremendous amount of success there. And we’ve got great margins when you look at our sales into China.

Now the right side of our sourcing activities into China, you can see that we’re a net exporter to China. So we got over a billion-dollar trade surplus in ’03. We are doing sourcing there for our products, consumer products has a big sourcing presence, industrial business, the core heritage business has a big sourcing presence.

And we’re developing a lot of technology capabilities. And that research center also is our foundation for developing the supplier base to help us to grow our supplier activities in China. And you can see we also have pretty good savings on the activities that we’re bringing into China.

So China is an important market for us in everything the country’s doing. It’s the most explosive, exciting economic environment I’ve seen in my business career. And everything that we’re doing there fits with the GE strategy and where China’s going. So pretty good results in the country.

This is a chart that we’ve shown you before about the NBC deal. On the left side you can see with the combination of Universal, NBC just about doubles in size. Thirteen billion dollars, great operating margin, great operating profit, and the revenue mix is important for us. I’ll cover that in a second.

On the right side are the deal characteristics. We’re gone through those with you. You know, we’re going to have 80% of the combined entity. By combining with Universal we give up 20% of NBC and we’re going to pay $3.8 billion when we close to VUE’s shareholders to get 80% of the total entity.

We’re going to have a lot of synergies and the teams have done a terrific job working on that on both the revenue and cost side. We feel pretty good. And it’s accretive to both EPS and cash in year two.

So I think the way you want to think about the Vivendi transaction for us when you combine NBC with Universal. First of all, we get tremendous access to a lot of content and that’s going to be ever more important as we transform into a digital media capability.

And I think Bob Wright showed you a pretty good outline of that.

The second thing is the revenue mix. You know, we go from being about 90% dependent on advertising at NBC to a really nice blend of advertising and fees with all the Vivendi fee businesses including the cable, including the DVD business out of the film studio.

So it’s a nice way to blend and give us a more diversified revenue mix. And we think we’ve got a creative structure here that’s going to allow us to maximize the return for GE shareholders while we gain control of that content and also ultimately deal with control of 100% of the entity. So we’re really pleased about where we are with NBC Universal.

Healthcare Technologies, you’re going to hear a lot about the business itself today from Joe Hogan and we’re going to give you pretty good details about the depth of how this fits with our GE Medical business.

You can see, again, another business that goes to $13 billion on a 2003 run rate. Nice operating margins, great growth characteristics, the business has been growing on a combined basis for the last four years at about a 12% top line. The valuation, $9.5 billion, the way to think about it is really £5.7 billion. And we’re going to fund that with shares when we close.

We’ve talked to you about the exchange mechanism. Joe’s going to give you a little more about the synergies today to talk about the top line and the costs synergies and again, it’s also accretive to our EPS and cash in year two.

So another thing when you step back and you look at Amersham and what does that do for us? You know, for a strategy perspective, this doubles the market space that our healthcare business gets to participate in. And that’s huge for us in terms of growth opportunities.

This has been on our strategic game board for several years in terms of getting into the diagnostic pharmaceuticals and the life sciences business. And now we’ve got our world-class platform that enters that space and opens up that market capability for us.

It’s fast growth. It’s high margin. And Joe’s going to take you through all the details of how we’re looking at Amersham today with GE Medical Systems.

One chart on valuation of the deal, now on the left side is just a premium summary for deals to the last five years over $500 million. And you can look whether it’s cross border healthcare between the U.S. and Europe or the average pharmaceutical deal, you can see GE/Amersham in the middle with 46% premium to the four-week trading price.

These are all the healthcare deals that have been done and all the healthcare or all the deals over 500 million U.K. I mean, we think the premium is in line with comps. It’s what you have pay to transform and grab a platform that’s a world-class leader.

And on the right side when you look at the trading rate over several years here. You know, from our perspective we’ve been tracking this company. We’ve been looking at how do we get into this space with a winning platform.

We thought we picked the right time to get at the company and to acquire Amersham the way we did and to improve our strategic position in the Medical Systems business for the long term.

So we feel very good about the valuation and about the premium paid.

So where are we, you know, as a company? I think if you think about the platform and the portfolio that we’ve been developing here. On the industrial side, we’re building an industrial technology and services set of franchises.

If you look at our Power Systems business, you look at our Aircraft Engine business, the Medical Systems business, Transportation; we’ve got tremendous technology. That’s the foundation for everything we do. We’re investing in technology more and more everyday.

We’ve got a Services after-market that we’re pursuing with our customers. Over $80 billion of long-term service agreement backlog, which gives us a tremendous annuity and is great financial returns.

We have multiple ways to grow. We’ve got the product revenue, we’ve got the services revenue, we’ve got the financing, and we’ve got IT that we’re building into the portfolio in every one of these franchises.

Global scale and breadth, capital efficiency, and the size of the market are the dynamics that we’re really driving when you look at how we’re shaping the portfolio.

On the Financial Services side, our focus is totally on Mike and Dave’s business—I mean Consumer and Commercial Finance. You’re going to see today the consistency of the growth, the strong risk management, the strong origination, how we’re doing globally, but we still have huge opportunities to grow, and we get great returns.

So, you know, our focus on this portfolio—industrial technology and services and the consumer and commercial finance—over 80% of our earnings are in these entities including the growth platforms that we’re investing in like security and water; it’s a tremendous portfolio with great platforms.

And we’re basically doing what we said when you look at the GE we’re building, leadership positions in large growth markets, all based on technology and services with strong positions in the two financial franchises that we’re investing in, with great growth initiatives. Everything in the company right now is driven on lead in technology, build your customer relationships with service, grow globally—you’ve got to go where the growth is—and develop deeper customer relationships. And you’re going to see that throughout the presentations today.

And finally we’ve got a great balance sheet. You know, we’re being capital efficient. We’re solid triple A and we’ve got great cash flow.

So a stronger, faster growth, more valuable company is what we’re building. That’s what we are, that’s why we’re doing these transactions. They totally fit our strategy and they help to change the company for the better for the future.

So today we’re going to talk a lot about three franchises that are tremendous in the company. I mean between Joe and Dave and Mike, you’ve got the GE businesses generating about $7 billion in net income growing 15% this year. It’s a tremendous set of franchises.

Joe’s going to give you a terrific look at Healthcare Technologies. Jim’s going to give you all of GE Capital. Show you the financial framework and what we’re doing with the balance sheet and the funding, and it’s in great shape.

Jim Colica is going to give you another dose of risk management. Not only the policies and procedures, but the organization and then how it translates into the numbers for GE Financial Services. And then Mike and Dave and their teams are going to take you through the two franchises that we’re counting on in Financial Services.

So with that I’m going to turn it over to Joe and jump into GE Healthcare Technologies.

JOE HOGAN, CEO, GE MEDICAL SYSTEMS:

Good afternoon. As Keith mentioned I’ll walk you through GE Healthcare Technologies. The Amersham deal specifically and how that fits so well with GE Medical Systems today from a new platform standpoint and a growth standpoint going forward.

If you look at just from an historic standpoint, I thought we’d just stand back and look at the business and how we’ve grown this business based on different platforms over the years.

First of all in 1995, this was a $3.7 billion business running at about a 14% operating margin of profit. And then through new kind of platforms we built on this business. Not just building out the imaging platform or services platform, but the acquisition of OEC that took us into the surgery segment. We’ve been able to triple that business in as little as three years.

Our acquisition of Marquette on the monitoring side helped us grow there pretty significantly. And then also on the IT side, it was the beginning of PACS and to build up that platform.

So as we stand today, as Keith indicated, is this transaction puts at a 2003 run rate of about $13 billion. Gives us some more platforms to grow from that allow us to take that $13 billion significantly forward in a double-digit manner.

So it was really based on good strong positioning in platform technology.

When you bring these two businesses together and you create GE Healthcare Technologies, I wanted to walk through exactly what that does.

You know, first of all it positions GE extremely well. You know, down below that we’re positioned very well in imaging with the number one imaging business in the world and in just about any country around the world having the number one imaging position.

And then also on a clinical IT side, we’ve been able to build out that portfolio and that platform very significantly to have the number one clinical information systems business around the world and close to $2 billion today and growing at 15-20% rate.

The Amersham deal addresses a diagnostic pharma piece, which has been growing through our PET business at MR Spectroscopy and also creates a new platform in biosciences I’ll walk through.

It creates a technology and service driven healthcare company. It helps accentuate our services business in a “disposables” sense and in a very high margin sense also.

It accelerates the development of molecular imaging. I’ll talk about how these technologies come together and what it specifically does for personalized medicine and for molecular biology.

It expands our addressable customer base. And what I mean by that is it allows us to get in the pharmaceutical channels that we’ve been investing in for the last three years. But with the Amersham distribution channels, we can proliferate that through every pharmaceutical company throughout the world.

And I think it performs well. I think you’ve seen the synergies that we’ve talked about. It enhances GE’s financial flexibility that Keith spoke of also.

So overall this makes GE stronger. It makes GE Healthcare Technologies’ footprint much stronger now and in the future.

Here’s Amersham and I’ll just try to make this as simple as possible. You might have seen this chart before in our analysts’ presentation.

Amersham is specifically two businesses. You know, first of all it’s a health business. And that health business has been founded in what’s called diagnostic imaging agents. And I’ll walk you through exactly that is.

But that fits extremely well with our current imaging business. Not just in the U.S. but through our channels throughout the world.

On the right side is what Amersham calls their Biosciences business, which is really a discovery business and a manufacturing business split up in between protein separations—and I’ll walk through that and what that means—and then also discovery systems business. And after the whole advent of the human genome and the whole DNA sequencing project, the really hot space now and for the next 15 years is in proteomics.

And Amersham’s positioned extremely well there. They’re growing proteomics. And that proteomic section fits very well with our diagnostic piece also, and I’ll blend those two together.

So, it’s a very, it’s a terrific business and it’s growing about 10%, about $2.7 billion this year and a very respectable operating profit of 18%. So a great positioned business now and a very exciting business from a platform standpoint going forward.

Here’s when you think of GE Medical Systems—and I’ve shown many of you these charts before, too—we’re, you know, primarily a diagnostic imaging company, we’re a healthcare IT company, we’re also services company too. There’s an evolution going on in each one of those segments.

I think the services one is probably the one that’s most tangible for everyone to feel. We’ve taken this services business from a maintenance business all the way to customer productivity business. You might have seen the New York Presbyterian deal that we announced recently in New York City, which is the largest deal we’ve ever done with a customer ever.

That was a classic example of moving from maintenance to really productivity partner with your customer and being able to pull a number of products through with that.

With this acquisition, the diagnostic pharmaceutical piece fits very well with our imaging business. With the contrast agents in CT and MR and ultrasound, we’ll be able to proliferate that material through to channels that we currently have. And I’ll talk about some of those synergies and why that makes sense.

Now on the right hand side the life sciences piece is a brand new platform for us but it’s one we’re not unfamiliar with. We have taken a lot of time in the last three years to develop a channel into the pharmaceutical market to sell diagnostic equipment to pharmaceutical companies to help to accelerate and improve the hit rate on new drug discoveries. And I’ll show you exactly why that makes sense and how the technology can help us fuel that today.

So this is a very complimentary business in our diagnostic imaging piece. It provides a very exciting new platform on the life sciences and the drug discovery piece for us.

This is a quick medical imaging road map. And the purpose of this slide is to say you have to stay ahead in technology in this business. If you’re going to command the kind of market shares and profitability that we have been able to deliver in this business, you have to invest in technology before hand, get ahead of the curve, and maintain it.

So in this case whether it was in the mainstream, whether it was in CT in X-rays, or we helped to pioneer years and years ago. And when that was going on, we were investing heavily into MR.

Same thing while MR really hit in the 90s, we invested heavily into positron-emission tomography and functional imaging, which we’re seeing actually grow significantly today. And the next front that we’re looking at now and we’re talking about is molecular imaging. And I’ll show you why that isn’t 10 years in the future that’s actually just now going on a really accelerated growth path.

So the key here is we’ve been investing in technologies ahead of the curve along the way. This is just another example of a way to do this.

If you back up, and here’s MR, and it just explains here briefly how MR works and what it did. You know, originally MR was the only modality, and it still is, that you can truly see soft tissue.

Before you could see, all you could see was X-ray and ultrasound. It was basically hard tissue or something that was actually moving inside the body. And so you used to hear the term, I don’t know how old many people are in the room, exploratory surgery.

You never hear about exploratory surgery today, ever. Particularly in the U.S., you might hear about it, you know, in Nigeria. But you won’t hear about it in the U.S. You won’t hear about it in any of the G-7 countries. Because MR pretty much took that away.

You can see soft tissue inside the body, organs, brains, almost any piece of soft tissue without having to go in and look at it from a surgical standpoint. It’s a huge breakthrough.

So it started off as primarily a neurology segment on the right hand side, as you can see on this slide. But then through technology that I list here whether it’s fast gradient systems, whether it’s multi-channel RF—radio frequencies, you don’t have to know what that means—it’s just allowed us to proliferate the applications of MR throughout the world and take the market from a $600 million market in ’85 to over a $3 billion marketplace today.

And you do that through technology. You do that through driving new applications.

The positron-emission tomography, or simply called PET, is going through this same kind of a growth pattern today.

Originally, PET was targeted specifically to oncology. Most of the approved applications today are around cancer types of things. But PET in itself, as it’s grown in the last three years, is beginning to expand its base also. I don’t think it’ll be too much longer you’ll see Alzheimer’s approved here in the U.S. as far as a reimbursable procedure.

PET can detect the onset of Alzheimer’s five years before the onset of physical symptoms.

And you say well, yes, if there aren’t any therapies to be able to address that why would you want that now? Many drug companies out there now feel they have therapies that can address it, but they can’t address it in later phases of the diseases.

So they need diagnostics up front to identify who has the disease so they can apply the therapeutics to be able to address that in the forefront. So it’s a huge opportunity if drug companies can use those drugs to use diagnostics in order to proliferate those drugs in those applications and help a lot of patients.

And so you’ll see us move from oncology to neurology and also cardiology in this sense.

And you can see the PET market growth from ’90 to 2003 just a phenomenal amount of growth. This is going to broadly pattern the MR growth that we saw during the 80s and 90s. And the thing most importantly to remember about PET versus CT and MR is—unlike CT and MR where a contrast agent enhances, not necessarily always needed but it enhances—in PET, the contrast agent you have to have it. If you don’t have it you can’t see anything. And that’s a particular part of why this deal makes so much sense and I’ll walk you through what that means.

You know a contrast agent, and this is just contrast agent 101 a contrast agent itself allows you to see things, so you see the vein there and the blood going through that vein. OK? And that’s called fluoroscopy in X-ray, OK? That’s not blood in the vein. You can’t image blood in the vein. You can only image contrast agents.

So what you do is you shoot that contrast agent in the vein, it goes through, it reflects X-rays, it helps to heighten the signal, and then you can see it. And that’s simply what a contrast agent has been for almost 35 years.

But down below with the advent of PET, and particularly with nuclear imaging too—and something called SPECT technology—you start to get to the point where you weren’t just contrasting a signal anymore. You could actually take an agent and have it specifically go into the body and tag something and grab onto it and see how it was actually functionally working, OK, significantly different than just reflecting an image in some way.

And so if you look at these images here, one you got the contrast agent from a vein up above. Down below that’s called diffusion weight imaging in MR. Basically what that’s showing you is there’s a part in the brain where someone had a stroke and that white spot shows you exactly what isn’t working in the brain. There’s no blood flow in that brain piece. And that’s enhanced with contrast agents.

Down below when you see identifying tumor activity with fluoro-dioxy glucose in the brain, that’s actually a cancerous tumor inside the brain that’s absorbing FDG, fluoro-dioxy glucose, and we can tell the metabolism in that particular unit by its absorption rate, completely different type of contrast agent.

And that’s what’s different when we talk about molecular imaging or functional imaging. But it’s demonstrating live activity in that particular area.

And that’s the key is those two things, positron emission tomography and these kind of imaging agents fit together and the next major growth platform going forward and fits really well at the whole life sciences piece. I’ll explain in a second.

So here’s just an example and hopefully it’s not a friend or family member or yourself that ever have to go through this. But let’s pretend for a second that you have liver cancer. And this is a year ago.

If you have liver cancer and they were going to apply chemotherapy, the example is up on the left hand side. And this is an example from MD Anderson down in Houston, Texas, one of the leading cancer institutes in the world along with the Memorial Sloan-Kettering here in New York City.

The baseline would be before you administer chemotherapy or radiation therapy in this sense. You’d CT image that tumor. You’d administer that particular therapeutic agent or that particular type of a radio-pharmaceutical. And then you would go back three months later and image again to see how big the tumor is. And that tells you the efficacy of the treatment. It’s that crude.

How much did the tumor shrink?

I don’t know how many in here have heard of the drug Gleevec but it’s actually, it’s a revolutionary drug in the treatment of cancer. And it’s a targeted therapy. It goes right exactly to the cancer and kills that cancer and stops the cancer from forming.

On the right hand side is some trials from MD Anderson in trying to find out where Gleevec works in leukemia. They’re trying to find how Gleevec works in some different cancer areas.

This is a case where, and this a PET using FDG, fluoro-dioxy glucose. Now fluoro-dioxy glucose is just a sugar, right? It’s glucose. It’s a sugar. And it’s hooked to what’s called F-18. You don’t know what it is but it’s just like a flashlight. It images it, OK?

You shoot it in the body. And cancer cells absorb sugar 10 times faster than normal cells do. They have a really high metabolic rate.

So you shoot this sugar in with a little flashlight on it. The tumor grabs it and sucks it up and we just image it, well on a PET machine.

But in this case, you take a baseline shot of this using PET. You administer two Gleevec pills. And 24 hours later you image.

You can see that image in the middle 24 hours later. You can see a reduced FDG consumption, uptake. You know Gleevec’s working.

So when you’re trying to figure out where these drugs work or the therapeutic aspect, you save three months of someone’s life. Or you save three months at a drug discovery cycle that you didn’t have before. And then you can see it seven days later.

And this is truly on the forefront of what we—this is functional imaging ’cause it functionally absorbs this kind of glucose. But it’s on the forefront of molecular imaging. And I’ll talk about how these specific molecular agents help to target these things to take this to another level going forward.

Here’s some diagnostic agents. So remember what we’re talking about is molecular imaging is chemistry plus imaging. And you can’t separate these two things in this new world of being able to image things from a biological standpoint. It’s chemistry plus imaging.

I’ll just take one example here. Look at the biological example on the left hand side. That’s a HER-2 gene that’s being expressed in a rack. The HER-2 gene is a gene that if it’s expressed in woman that woman has about 100% better chance, a higher chance of having breast cancer than someone in the normal population.

You’re over expressing a certain particular protein that’s going to lead to cancer in some way. In this case always done if you look on the right, we found a certain molecule that bonds to this particular genotype, that bonds to this cell.

You take that molecule, which is represented by red and white, and it has to know exactly what to do. And you just take, again a flashlight for lack of a better word. It’s call fluorine 18 and you hook it onto that molecule. And you shoot it into the body. And it grabs that particular cell area. It illuminates it. And you know if you’re expressing that gene in that way.

Even way before the onset of physical symptoms showing up in some particular way.

But if you think about the whole discovery phase, and I’ll walk through specifically how it works. First you have to find out if—you have to molecule to tag to that gene. Second, we have to tag that molecule to figure out the diagnostic piece. Second, we have to do the diagnostic to see if it’s being expressed in some way.

And the DNA synthesis and the prostate spectroscopy down below are other examples of the forefront of diagnostic imaging in chemistry that’s going on out there today.

And if you take, the last piece, when I talk about the depth of—you don’t hear about exploratory surgery anymore today. But we all hear about biopsies, right? We all know what biopsies are.

You think you have a cancerous legion. You do biopsies. This kind of technology will be in vivo biopsies. You won’t hear about biopsies in 10 years the same way that you don’t hear about exploratory surgery today.

’Cause you won’t have to take a biopsy, you’d use a specific imaging agent. It will go in and tag that specific protein or cellular misfunction and be able to image it in some way. So it’s taking away another invasive procedure. It takes time. It takes a lot of money. And it’s very uncomfortable for people depending on exactly where it is within the body.

So very simply if you step back again, too, on molecular medicine approach you have to discover the basis of disease so you have a genome type of a person in some way. You look for a biomarker, for lack of a better word, some kind of biomarker that indicates a pre-disease state.

You employ high tech imaging to it. You grab that biomarker. You attach an imaging agent to it. You employ it into the body to see if that particular area is being—is a pre-disease state in some way.

And then if it’s diagnosed you treat it, as you saw in the MD Anderson application with Gleevec. As you administer the therapy you image again. You continue to apply the therapy. You continue to image on a regular basis to make sure that you understand the efficacy of that drug at that particular point in time.

Now here’s something. I put this in here so you could really bring it home for you. So the concern that I thought that you might have is “Is Joe and GE thinking way too far in the future and how long does it take to realize this kind of a thing?”

This is a drug called Zevalin. Zevalin was approved for non-Hodgkin’s lymphoma from the FDA last year. And this is a very good example of specific personalized targeted chemistry for therapeutic.

So in this case, in non-Hodgkin’s lymphoma there’s a certain receptor site on a cell that’s over expressed. It’s called a CD20 receptor site. It’s just over expressed, unlike any other cell you have in your body.

Well a company called IDEC on the West Coast came up with was a protein that attaches naturally to that CD20 receptor site. And what was done is you take an imaging agent. You attach it to that particular protein and you shoot it into a body and it goes exactly to those lymphoma cells and lights them up. You know exactly where the lymphoma is and what lymph nodes it’s in. And you know exactly what quantities you have it.

And the second you do is you take that same protein and you put therapeutic on it. And you shoot that therapeutic into the body. And it goes in and it takes out those specific cells, those CD, those cells that are expressing that CD20 receptor site and kills them.

Now contrast that with chemotherapy. I don’t know if you know how chemotherapy works, but chemotherapy is an indiscriminate killer. You shoot it in your body and all it does it is kill cells that proliferate quickly, that kind of mimic the high metabolic rate that cancer cells have.

That’s why your hair falls out. That’s why your eyebrows fall out because those happen to be cells in your body that are moving really quickly.

So chemotherapy is an indiscriminate killer.

In this case with Zevalin and why it’s so exciting, it goes in and only kills those cells that are diseased in some way. And this is done today and you can see what the reimbursements rates run. Reimbursement is $22,000 for the therapeutic and almost $3,000 for the diagnostic procedure and the growth of this product has been pretty phenomenal.

So it’s on the forefront of the kind of things that we’re talking about. This is what you’re going to see in the future with therapeutics and diagnostics really come together around the same type of imaging.

Amersham, when you look again at their health business they just have a tremendous portfolio. All the way from the anatomical imaging piece, clear through to the profusion—profusion is used for heart studies and functional studies of the heart—to metabolism that’s used in PET—and I talked about metabolism grade of PET and that that’s used in oncology and also for cardiology.

All the way up to targeted PET. And that would be in an application like Zevalin or spectroscopies in that case.

So the best position player out there in the world that has this broad portfolio and distribution capabilities in this business.

It’s a high margin business, extremely high growth. So excellent product offering, good product pipeline, wonderful product pipeline going forward, great investments, very smart investments.

Good margins, you can see on the right hand side about 25% operating margin. And now there’s 100% flow of business. This is a consumables business it’s a services business in that sense, but a consumable services business that’ll fit really well within our service portfolio and help to heighten that.

So that’s the diagnostic pharmaceutical piece of the business. So now I want to walk through the life sciences piece and explain how that part of the portfolio is just as exciting for us and fits very well, too, with GE.

First of all when you think about our biopharmaceuticals, the industry’s growing really rapidly. And biopharmaceutical is a loose term for larger molecule type of chemistries that are used in therapeutics.

The graph on the left hand side is meant to show the number of biopharmaceuticals that are in development right now. So you can see some explosive growth between November ’99 and November ’02 in biopharmaceuticals.

On the right hand side you can see the number of approved biopharmaceutical and then the sales of those things. And down below I listed a few products like Humulin. Humulin is a man made insulin that took the place—remember insulin just five years ago was made in the pituitary glands of pigs. OK? Of pigs.

And now what it’s done is actually made in the bioreactor where you synthesize a different kind of bacteria in a modern manufacturing methodology. And I’ll show you how Amersham really fits in that today.

So just an explosion of these kind of drugs, but these things are very targeted and very specific to large molecules and around personalized medicine.

So life sciences, you know, simplistically who are the customers in life sciences? Pharmaceutical companies make up about 40% of it. Government and academia make about 40% of it. A lot of it’s driven by the National Institute of Health. And some significant investments they make in life sciences area.

And also biotechnology… companies that we loosely define as biotechnology companies. You can see a significant amount of R&D to be expended in each one of those segments.

So this is great channel for new imaging equipment, growth, and IT. Hopefully through some of the examples I’ve just shown you can see what a great, what a great example it is if diagnostics and these pharmaceuticals do come together and in a very important way.

This trend toward personal medicine is real important. But I hate to take the term personal medicine too specifically. It’s not that everybody in this room is going to have their own drug someday. It’s just the idea to be able to segregate different populations more specifically than you ever could before and apply therapies that are much more efficacious than they could have been before because they’re targeted to your particular genotype in some way, OK?

And also GE’s capabilities can help the life sciences customers in a big way. We’ve been working with pharmaceutical companies. But bringing, us coming together with Amersham helps us to accelerate that by years than we could have done by building it ourselves and developing some of the capability ourself.

Amersham participates in all phases of the drug discovery process. So whether it’s research and discovery, development of clinical trials, or commercial manufacturing, they have products and systems that operate in each one of those sections.

Down below in the bottom part of this what I wanted to show was how Amersham really reacts and interacts with the pharmaceutical customers, first of all from a revenue standpoint, discovery systems about $.6 billion, heavily in the research and discovery piece and in development and clinical side.

On the protein separation, protein separation is used in manufacturing in a big legacy on the right but also in the development and research and discovery.

So I put this together to show you that regardless if the drug is FDA approved and moved on as a blockbuster drug in some way, you still make money, and you still win, and you have a play in each one of these segments along the way.

So, we win if the drug is actually produced and on a large scale in the proof, but we also have a wonderful business in the other segment through the discovery and the trial phase of this business.

So synergies in the next generation of imaging and drug development.

So just to kind of walk you through how this all works together and ends up with a terrific business. You start out with these molecules and I think I’ve explained well enough, how these molecules work. Then you look for a disease identification and discovery.

And hopefully you can see how Amersham is well positioned in that disease, discovery, development marketplace.

And then after the identification of that disease, you walk down and you’re into the therapeutic and the drug development piece. And you can see that Amersham and GE fit in each one of those different areas of the therapeutic drug development side.

And then lastly as you bring this over into new diagnostic science, the imaging new agents, the new diagnostic and imaging products, new in vitro kind of diagnostic imaging things all come out of this. All based on this same type of technology and all following basically the same channels through pharmaceuticals and eventually going back through the clinical space that we all know and participate in very well.

I wanted to give you one more example and to show you that we weren’t novices in this business. We’ve hired about 40 PhD chemists at GE’s global research center three years ago to begin the study of the next phase of imaging agents that would be used in molecular biology.

And one of the first things that the scientists latched onto was how do you find vulnerable plaque in people? Now in cardiology, one of the big revolutions that have occurred over the last five years is the recognition of vulnerable plaque. Because what happens is normally if you’re, if you go through a catheterization and you see you have a certain stenosis and it’s over 50% or 60%, there’s a stent applied or there’s a graft done or something like that.

But if it’s below 50%, you leave nothing done. The patients’ just watched or monitored in some way. But a significant number of those people that have 30% stenoses would die of a massive heart attack within a year.

And it was tough for cardiologists to figure out what was going on. And what’s been proven over time has been this vulnerable plaque, plaque that break off and jam into your veins, can create these huge events no matter how restricted the stenosis is.

So the trick is how do you find a vulnerable plaque? And once you find that then you know how to apply the therapy.

And in this case, vulnerable plaque has a certain LOX 1 receptor site. The same way that CD20 receptor site was on non-Hodgkin’s lymphoma to stop plaque on the front of it over expresses the LOX 1.

We found a protein that bonds to that particular LOX 1. We’ve been able to light it up. In initial trials be able to see soft plaque, very specifically in this whole thing.

And then we’re working through these kind of trials right now to be able to work. So it’s been worth it to Amersham on different things that we came together.

We understood the space from a chemistry standpoint more than you would expect at GE Medical Systems has a foundation more than just, you know, electrical engineering and software you know. We really came in with an intelligent format that these things can really work and what kind of core competencies you need to take this forward. And that’s why we’re so excited about Amersham.

So, you know, to wrap up. Amersham Bioscience, it enables molecular medicine. It’s an excellent product offering. The protein separations business, I didn’t focus on it a whole lot. But this is a 35% operating margin business.

And simply you know what protein separations do? When you create these new proteins you create them almost in a vat that’s almost like a fermentation vat.

And about only 5% of the product inside that fermentation vat that you want to keep. It’s these proteins that you want to keep. What is Amersham specifically capable of doing is being able to pull out those 5% proteins, hold on to those in a very efficient manner, and have a wonderful position in the market share and that industry.

And then once you’re specked into that industry from an FDA compliance standpoint, it’s very difficult to be pulled out during that whole drug sequence.

High value adds up for high margins in the protein separation we talked about.

And lastly, within the discovery side there’s about 26,000 units of what we call an intelligent installed base in, their services business, which are DNA sequencers, which are protein identifiers, which are different kind of systems.

In GE Medical Systems, we know how to run a services business like that. We know how to work that installed base, how to apply service contract capability, how to service that installed base with our number field engineers we have around the world.

So, again this is a great business for us, a wonderful new platform. In itself it’s great to be in biosciences. This fits well with the diagnostic pharmaceutical piece also that we explained.

The synergies, this is the same page that we showed you at an investors’ review. In general, I think you have to look at these synergies in a sense that when you combine these two companies what percent of the synergies are they?

We’re talking about synergies in a—from a revenue standpoint of $350-400 million, which is about 3% of the total portfolio when you bring it together.

The same thing, about 3% on the costs side, too. So this is not—this is something that we do everyday. We know how to acquire companies. We know how to drive these kind of synergies. On a percentage basis it’s not a huge deal in that sense.

I think it’s also important is whether it’s sourcing or general administrative. There’s not one item here in synergy that’s over 20% of the total. So we’re not overly reliant on one particular variable that we have to hit in order to make this deal accretive in the time period we’ve specified.

So just a quick summary, GE Healthcare Technologies, you know, today about a $9.3 billion business. On a run rate basis right now with the Amersham and also Instrumentarium deal we just closed, our $13 billion business, capital efficient, high margins, a terrific growth rate. Capability, cutting edge diagnostic imaging technologies—and in that slide where I showed you the development of CT and MR and PET being on the cutting edge is extremely important in this business or to grab market share. And then grow with the right timing of the marketplace.

Healthcare information technology, wonderful PACS and the clinical information systems business and we’ll continue to grow and build out. I’m very excited about that business. Contrast agent, imaging agent offerings and expertise, another dimension to this business we never had before. But I hope you can see now how that’s so important as you look at this whole new edge of molecular chemistry and why we have to be positioned there.

Broad services provider, we’ll broaden our services platform, great global distribution capability.

They’re going to help us a lot in Europe. We’ll be able to help Amersham an extreme amount in Asia and particularly China.

And a commitment to technology and innovation, both companies have this through medical systems and also Amersham will continue to invest heavily in the technology so we can stay ahead of the curve and really track some terrific growth rates.

So, this is a winning combination. It’s a great deal for GE. It’s a great deal for our investors, too. And I hope you share the same enthusiasm that I do.

So with that, and I hope we don’t have to resist; this is tougher than CD20 receptor sites. But I’ll take any questions you might have.

Yes, John(ph).

I’ll repeat it, John(ph).

(INAUDIBLE)

JEFF SPRAGUE, SALOMON CITIGROUP: There’s really two questions in essence. Kind of channel conflict type question and then a question on how the chemistry and the equipment might come together over time.

HOGAN: Yes.

JEFF SPRAGUE, SALOMON CITIGROUP: First on the channel conflict, more of a generic question not being an expert in the business itself. But a lot of different players, customers, competitors come into play here and just your initial view on what the reaction has been in the marketplace would be the first question.

And then also just secondly, you know, these agents are right now agnostic, I think, to the equipment. And they’re in, you know, let’s suggest there’s not a problem regulatory wise or otherwise.

But does it make sense that over time that actually there’s kind of a bonding of the chemistry and the hardware. That there’s reasons, you know, to kind of harmonize. How do you go to market with these things? And, you know, is that an opportunity or is that maybe a hurdle to get over?

HOGAN: Your first question is I would say that from a reception standpoint in the marketplace how has it has been received?

I think it’s been received really well, you know, because most of the people that are in this space, and I’ll exclude full some teams from this. Most of the people that are in the space, OK, understand how these things are coming together because we’ve worked with a number of the biotechnology companies that are out there over the years in the last three to four years as they develop out there using platforms.

So it’s been very well received and I’ve been pleased to see also they continue to want to work with us as competitors to be able to enhance their portfolios. So I think that’s been a great response.

Secondly, the idea that we’re going to have exclusive rights on an imaging agent and a PET that only can be used with us, that’s not the deal here and it’s not our idea.

Maybe could you gain maybe six months because you have to optimize an imaging agent some way? Yes. But I mean there’s—you still need to develop these things separately. And there’s still some just generic capability and imaging equipment that will allow you to do this.

So, I think it outside of being able to accelerate this thing. I’m not looking for proprietary position in a particular imaging agent that works with an imaging machine.

So, one, I don’t anticipate that that’s going to be an issue.

And then lastly you said channel conflict. I don’t see channel conflict here at all. I see channel synergy in the sense that, you know, we distribute imaging agents, distribute imaging equipment through basically the same channels.

And I think our services team could really help their services business ’cause you need scale to run the service business really efficiently. We have that kind of scale all over the world. It will help their customers. I think it will financially help their services.

DON MACDOUGALL, JP MORGAN CHASE: Joe, two questions, one related to Amersham. Do you love all of these children equally? You know in talking to Amersham shareholders I think there were different feelings about some of the businesses. I’m wondering how GE looks at them.

And, secondly, more related to your current business. We hear from healthcare providers that admissions are down, bad debt is up, those stocks aren’t behaving very well. Are you seeing any of that in your core business today in terms of the ongoing revenues?

HOGAN: I think your last question first. You know, we I think we gave you guidance this year about 10% growth for the business. You know we’ve been on that for this year.

I think the first quarter in the healthcare industry was an anomaly. I think you saw some of the private companies out there. ATA went out and reports some numbers that were concerned in the first quarter.

In the U.S. marketplace it’s pretty much where we thought it was going to be this year. Japan’s is a little better than what we thought. China after the SARS impact wore off looked decent.

So I think it’s pretty much in line with what we anticipated. You know, plus or minus a couple of percent in different geographies and how it mixed.

You know, do I love all my children equally? Depends how good they are. You know, I think that’s the way to look at it.

I mean, right now, when you look at the portfolio of business that I have within GE Medical Systems, each one of them has an unbelievable opportunity for growth platform.

You would think that X-ray, which is a 100 years old would be kind of the old commodity modality. It’s one of the most exciting modalities we have in this business because of the advent of digital X-ray has completely reinvented this installed base.

So I think in the medical equipment business or in the medical business in general you could never forget how technology can drive demand. If you can develop something that’s more efficacious than before and it can—and consequently more productive than it was before, you can drive demand in this business. And that’s what we’ve been committed to in meeting in that technology to help us drive that demand cycle.

DON MACDOUGALL, JP MORGAN CHASE: Just to clarify, I was really talking about Amersham’s. Your intent is to take all of this and to keep it and to grow...

HOGAN: Absolutely.

DON MACDOUGALL, JP MORGAN CHASE: ... businesses as well as the imaging...

HOGAN: So, yes, if your point is within that portfolio the drug discovery piece, you know, versus the healthcare piece? Absolutely.

That drug discovery piece is something that really fits today in our business well. And I love the channels that it has from a pharmaceutical standpoint, a development standpoint. But I think diagnostics you are going to, are going to be able to ride in, in a very significant way.

Nick?(ph)

NICK HEYMANN, PRUDENTIAL SECURITIES: It seems that as you look at the combination of Amersham and GE Medical today, the real key to unlocking the potential is to get the reimbursement rates up for predictive screening.

And what is it going to take to be able to unlock that? Is it basically an economic series of studies to prove the viability of predictive screening? Is it a database that has to come together to be able to clarify and validate the ability to properly pre-diagnose? What are the key lynchpins from a technical standpoint, Joe, or an economic standpoint to really make this business take off and...

HOGAN: That’s a good question.

Look, I think if I broaden your question and say with all the diagnostic capability out there now why isn’t it used more to predict more things? Because it’s too expensive at times.

And you just shotgunning, for lack of a better word, a large part of the population without specifics.

What’s happening right now and this is hopefully you can see through the presentation, is through genotyping you’re starting to be able to identify segments of the population that are much higher risk factors than other parts of the population.

And that’s going to be the key to doing the diagnostic piece. Say like the HER-2 expression from a breast cancer standpoint, or a BRCA2 or one gene mutation. Women that have that mutation today know that they’re probably going to have a cancer incident from the ages of 35-40 and there are specific screening capabilities and therapeutic types of regimen that you go through in order to do that.

So the timing here, Nick(ph) and it’s right before our eyes. It won’t be—what it will be is allowing you to segment what parts of the population based on genotyping should be diagnosed in some way or scanned in some way or pre-diagnosed in some way in advance of that incidence of disease.

That’s what’s going to do it. And in these kind of things you can see right now how that’s starting to work out. And you’re starting to identify these certain parts of the population.

If you go and see and talk to the biopharmaceutical companies, they’re doing exact some work because a lot of these drugs, just like with Zevalin was a $26,000 drug. You can’t just administer that to anyone. It has to be someone who specifically can respond to that type of drug. And you have to have a diagnostic that confirmed that it’s actually going to work.

And I guess another example is Herceptin, you know, from Genentech that’s used on BRCA-2 gene mutations. The government would only approve the use of Herceptin because it’s so expensive but if you could prove that there was a BRCA-1, 2, or gene mutation from the whole thing.

It’s coming, Nick(ph). I think you’re going to see, it won’t be like an explosion. It’ll be one at a time. You know, it’ll be different kind of mutations that’ll be targeted in different disease states.

It’ll start to roll through over the next three to five years.

UNIDENTIFIED PARTICIPANT: I’ve got two questions. In one of the previous presentations you had mentioned, you know, from a financial end of the transaction that it would be break even in year one. But that excludes the in process R&D charge. I was just wondering, you know, if you had sense of magnitude relative to that charge?

Second question was just relative to the installed base. You know, with the current penetration rate is, I’m assuming Amersham had some sort of service business or if they didn’t, will you expect the growth in the other penetration rates be?

HOGAN: You know, in the IP R&D question is we don’t know right now exactly what that IP R&D charge will be. And I think you know that’s an inexact science to begin with so...

UNIDENTIFIED PARTICIPANT: Best guess?

HOGAN: Best guess I look at Keith. We’ll get back to you on it.

UNIDENTIFIED PARTICIPANT: OK.

HOGAN: And secondly your question was the second part of your question was...

UNIDENTIFIED PARTICIPANT: Relative to the installed base...

HOGAN: Yes.

UNIDENTIFIED PARTICIPANT: You mentioned 25,000 units out there.

HOGAN: Sure. In the drug discovery phase.

UNIDENTIFIED PARTICIPANT: You do drug discoveries?

HOGAN: Yes.

UNIDENTIFIED PARTICIPANT: With the current penetration rate if Amersham does have a service business and what do you expect that penetration rate to be going forward and the timeline on that?

HOGAN: If you look at, I think you have to look at three specific segments in a drug discovery piece, OK?

In DNA sequences, that’s at the front end of the whole thing, they have about a 15% penetration rate installed base side.

On the protein piece, I think it’s much larger than that. It’s 35-40%, OK? In a marketplace it’s growing pretty quickly too.

And then on the different kinds of biolactaids and things that used to be able to see what exactly is being expressed in different kind of proteins, just a beginning penetration in that area with some new technology.

The 26,000 unit installed base is one where it’s about 12% of sales right now from what I can see. On an average, you know, we work anywhere between 18 and 25% as a part of sales on the whole thing.

I don’t know if you can exactly apply that ratio across but we certainly will try to do that to bring these two businesses together. OK?

Thank you and with that I’ll turn it back to Rich.

WACKER: OK, great. We’ll keep moving and as you can see we’re going to work within the process to try to get information, additional context for you as we can around the deal and keep educating you about the business that we’re getting into.

We have some additional background information on the life sciences business that you can get. We’ve got some copies here. It’ll be on the site as well if you want to look into that some more.

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric

Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.